Financial Results for the three months ended March 31, 2011
Operating and Financial Review and Prospects
You should read the following discussion of our financial condition and results of operations in conjunction with our unaudited condensed consolidated Financial Statements for the three-month periods ended March 31, 2011 and 2010 and related notes included elsewhere herein. Among other things, the Financial Statements include more detailed information regarding the basis of presentation for the following information. This discussion contains forward-looking statements that are made based upon management’s current plans, expectations, estimates, assumptions and beliefs concerning future events impacting us and therefore involve a number of risks and uncertainties, including those risks and uncertainties discussed in our Annual Report on Form 20-F for the fiscal year ended December 31, 2010. The risks, uncertainties and assumptions involve known and unknown risks and are inherently subject to significant uncertainties and contingencies, many of which are beyond our control. We caution that forward-looking statements are not guarantees and that actual results could differ materially from those expressed or implied in the forward-looking statements.
Management’s Discussion and Analysis of Financial Condition and Results of Operations
     Selected Financial Data
     (in thousands of United States Dollars, except earnings / (loss) per share, dividends per share and number of shares)

	Unaudited
	For the three-month period ended
	March 31,
	2011	2010

Revenues	$12,831	$7,620

Expenses:
Voyage expenses	2,256	3,447
Voyage expenses — related party	161	7
Vessel operating expenses	3,559	852
Vessel operating expenses — related party	384	140
General and administrative expenses	1,616	39
Vessel depreciation	4,005	899

Operating income	850	2,236

Other income (expense), net:
Interest expense and finance cost	(1,347)	(113)
Interest and other income	30	200

Total other (expense) / income, net	(1,317)	87

Net (loss) / income	(467)	2,323

Net (loss) / income per share (basic and diluted):	$(0.03)	$0.53

Weighted-average number of shares
Common shares (basic and diluted)	13,500,000	2,250,000
Class B shares (basic and diluted)	2,105,263	2,105,263
Total shares (basic and diluted)	15,605,263	4,355,263

Dividends declared per share	$0.30	$—

	Unaudited
	March 31, 2011	December 31, 2010

Assets
Current assets
Cash and cash equivalents	$11,244	$10,925
Trade accounts receivable	4,366	5,722
Prepayments and other assets	526	453
Inventories	2,432	1,630

Total current assets	18,568	18,730

Fixed assets
Vessels, net	388,964	392,969

Total fixed assets	388,964	392,969

Other non-current assets
Deferred charges, net	1,531	1,598
Restricted cash	5,000	5,000

Total non-current assets	395,495	399,567

Total assets	$414,063	$418,297

Liabilities and stockholders’ equity
Current liabilities
Current portion of long-term debt	$14,479	$9,652
Trade accounts payable	3,140	1,726
Due to related party	1,451	2,333
Accrued liabilities	2,003	2,038

Total current liabilities	21,073	15,749

Long-term liabilities

Long-term debt	120,101	124,928
Total long-term liabilities	120,101	124,928

Total liabilities	141,174	140,677

Commitments and contingencies	—	—

Stockholders’ equity	272,889	277,620

Total liabilities and stockholders’ equity	$414,063	$418,297

Total shares issued and outstanding	16,004,663	15,999,663

Factors to Consider When Evaluating Our Results
     The results of operations and cash flows for the three-month periods ended March 31, 2010 reflect the operations of the M/T Miltiadis M II for the period from January 1, 2010 to March 30, 2010 when the vessel was operated as part of Capital Maritime & Trading Corp. (“Capital Maritime” or “CMTC”) fleet and include voyage and operating expenses and the repayment of the loan that Capital Maritime had entered into on behalf of the vessel-owning company of the M/T Miltiadis M II. Prior to the completion of the initial public offering of Crude Carriers on March 17, 2010 Capital Maritime and the vessel owning company of the M/T Miltiadis M II were under common control.
Our Fleet
     The current employment of our fleet is summarized as follows:

Commencement
Vessel Name	Employment (1)	of Charter	Expiry (2)	Charterer
Alexander the Great	Spot	—	—	—
Miltiadis M II	Spot	—	—	—
Achilleas	Shell TD3 +PS	Sep 2010	Aug 2011	Shell International Trading & Shipping Co. Ltd
Amoureux	Shell TD5 +PS	Aug 2010	Jul 2011	Shell International Trading & Shipping Co. Ltd
Aias	Shell TD5 +PS	Aug 2010	Aug 2011	Shell International Trading & Shipping Co. Ltd

1.	TD3: Baltic Dirty Tanker Route 3 (Arabian Gulf —Japan) index. TD5: Baltic Dirty Tanker Route 5 (West Africa-US East Coast) index. PS: Profit Sharing. All charters with Shell are subject to a profit sharing arrangement, settled quarterly, allowing the Company to receive 50 percent of any additional revenues earned by the vessels in excess of the index related minimum base rate over the period that the actual voyage took place. All charters with Shell are also subject to 1.25% brokerage commissions on gross revenues including profit share.

2.	Earliest possible redelivery date. For the M/T Achilleas the redelivery date is +/- 30 days at the charterer’s option and for the M/T Amoureux and the M/T Aias the redelivery date is +/- 15 days at the charterer’s option.

Factors Affecting Our Future Results of Operations
     Please refer to our Form 20-F for 2010 filed on April 18, 2011 regarding the factors affecting our future results of operations.
Results of Operations
Three-month Period Ended March 31, 2011 Compared to the Three-month Period Ended March 31, 2010
     Results for the three month period ended March 31, 2011, and March 2010 differ primarily due to the increase in the number of vessels in our fleet. For the three month period ended March 31, 2011 five vessels were operated for the whole period as compared to the three month period ended March 31, 2010, when one vessel was operated for the whole period and one vessel for only six days during the period.
     In addition results of operations and cash flows for the three month period ended March 31, 2010, reflect the operations of the M/T Miltiadis M II for the period from January 1, 2010 through March 30, 2010 when the vessel was operated as part of Capital Maritime’s fleet and include voyage and operating expenses and repayment of the loan Capital Maritime had entered into on behalf of the respective vessel-owning company.
Revenues
     Time and voyage charter revenues amounted to approximately $12.8 million for the three month period ended March 31, 2011, as compared to $7.6 million for the three month period ended March 31, 2010. The increase of $5.2 million is primarily attributable to the increase in the number of vessels in our fleet. Charter rates during the three month period ended March 31, 2011 remained close to historical lows, due to high vessel supply. During the three month period ended March 31, 2011, four of our vessels were operated under index based time charters and one was operated under voyage charter. During the three month period ended March 31, 2010, the M/T Miltiadis M II and the M/T Alexander the Great which was acquired on March 26, 2010 were operated at the spot market. Time and voyage charter revenues are mainly comprised of the charter hire received and are affected by the number of days our vessels operate, the average number of vessels in our fleet and the charter rates.
Voyage Expenses
     Voyage expenses for the three month period ended March 31, 2011, amounted to $2.4 million, of which $0.2 million represented commissions which were incurred under the commercial management agreement with our manager, as compared to $3.5 million for the three month period ended March 31, 2010. The higher voyage expenses during the three month period ended March 31, 2010, were primarily due to the increase at port and canal costs that our vessel the M/T Miltiadis M II incurred as compared to the same period in 2011.
     Voyage expenses for the three month period ended March 31, 2011 and 2010 consisted primarily of bunker consumption, port and canal costs and commissions payable under our voyage and time charter agreements. Voyage costs, except for commissions, are paid for by the charterer under time charters and by the owner under voyage charters.
Vessel Operating Expenses
     For the three month period ended March 31, 2011, our vessel operating expenses amounted to approximately $3.9 million, of which $0.4 million was incurred under the management agreement with our manager. For the three month period ended March 31, 2010, our vessel operating expenses amounted to approximately $1.0 million, representing mainly actual costs incurred by the vessel-owning company of the M/T Miltiadis M II which was operated as part of Capital Maritime’s fleet before its acquisition by us on March 30, 2010. The increase of $2.9 million to vessel operating expenses during the three month period ended March 31, 2011, are attributable to the increased number of vessels we operated as compared to the three month period ended March 31, 2010.
     Vessel operating expenses are all expenses relating to the operation of the vessel, including crewing, insurance, repairs and maintenance, stores, lubricants, spares and consumables, professional and legal fees and other miscellaneous expenses.

General and Administrative Expenses
     General and administrative expenses amounted to $1.6 million for the three month period ended March 31, 2011, and include board of directors and officers’ fees and expenses, audit fees, other fees related to the expenses of the publicly traded company and a $0.5 million non-cash allocation related to the share based compensation expense. For the three month period ended March 31, 2010, general and administrative expenses were $0.04 million. This increase of $1.6 million to the general and administrative expenses was due to the higher days we operated as publicly traded company during the three month period ended March 31, 2011, as compared to the three month period ended March 31, 2010, when we started to recognize such expenses after March 17, 2010, the date we completed successfully our initial public offering.
Depreciation
     Vessel depreciation of fixed assets amounted to $4.0 million for the three month period ended March 31, 2011, as compared to $0.9 million for the three month period ended March 31, 2010, due to the increased number of vessels in our fleet.
     The amount of depreciation for the three month period ended March 31, 2011, represents depreciation on five vessels for the whole period. The amount of depreciation for the three month period ended March 31, 2010, represents depreciation on one vessel for the whole period and on one vessel for part of the period. Depreciation is expected to increase if the number of vessels in our fleet increases.
Other Expense, Net
     Other expense, net for the three month period ended March 31, 2011, was approximately $(1.3) million representing interest expense under our revolving credit facility, amortization of financing charges and bank charges as compared to $0.1 million for the three month period ended March 31, 2010 which mainly represents interest expense, amortization of financing charges net of interest income.
Net (Loss) / Income
     Net loss for the three-month period ended March 31, 2011, amounted to $0.5 million as compared to net income of $2.3 million for the three-month period ended March 31, 2010.
B. Liquidity and Capital Resources
     As at March 31, 2011, total cash and cash equivalents were $11.2 million, restricted cash was $5.0 million, and total liquidity including cash and undrawn long-term borrowings was $81.6 million.
     As at December 31, 2010, total cash and cash equivalents were $10.9 million, restricted cash was $5.0 million, and total liquidity including cash and undrawn long-term borrowings was $81.3 million.
     We anticipate that our primary sources of funds for our liquidity needs will be cash flows from operations. As our vessels come up for rechartering, depending on the prevailing market rates, we may not be able to recharter them at levels similar to their current charters which may affect our future cash flows from operations. Generally, our long-term sources of funds will be from cash from operations, long-term bank borrowings and other debt or equity financings. We expect that we will rely upon internal and external financing sources, including bank borrowings and the issuance of debt and equity securities, to fund any acquisitions and expansion and investment capital expenditures, including opportunities we may pursue under the Business Opportunities Agreement or acquisitions from third parties.
     As at March 31, 2011 and December 31, 2010, we had $65.4 million in undrawn amounts under our credit facilities.
     Total Stockholders’ Equity as of March 31, 2011, amounted to $272.9 million as compared to $277.6 as at December 31, 2010. The decrease in Stockholders’ equity is due to the Company’s net loss for the three month period ended March 31, 2011, of $0.5 million and distributions paid to shareholders during the same period amounting to $4.8 million.
     Notwithstanding the recent global economic downturn and the recent recovery, the likely strength and duration of which it is not possible to predict and subject to shipping, charter and financial market developments, we believe that our working capital will be sufficient to meet our existing liquidity needs for at least the next 12 months.
Cash Flows
     Our cash flow statements reflect the operations of the Company and include proceeds from our IPO, proceeds from our revolving credit facility, payment of dividends to our shareholders, payments made to our Manager according to our management agreement, expenses incurred by us while operating the vessels currently in our fleet, including expenses associated with voyage and operating expenses and interest repayment of our revolving credit facility, as well as certain payments made by us to shipyards prior to the delivery of the relevant vessels.
     Our cash flow statement for the three month period ended March 31, 2011 reflects the operations of the Company and its subsidiaries.
     Our cash flow statement for the three month period ended March 31, 2010 reflects the operations of the Company and its subsidiaries as well as the operations of the vessel-owning company of the M/T Miltiadis M II for the period from January 1, 2010 to March 30, 2010 when the vessel was operated as part of Capital Maritime’s fleet and include voyage and operating expenses and repayment of the loan Capital Maritime had entered into on behalf of the respective vessel-owning company.
     The following table summarizes our cash and cash equivalents provided by / (used in) operating, financing and investing activities for the stated periods, presented in millions:

	For the three month period
	ended March 31,
	2011	2010
Net Cash Provided by Operating Activities	$5.1	$0.5
Net Cash (Used in) Investing Activities	$—	$(184.6)
Net Cash (Used in) / Provided by Financing Activities	$(4.8)	277.4
Net Cash Provided by Operating Activities
     Net cash provided by operating activities increased to $5.1 million for the three month period ended March 31, 2011 from $0.5 million for the same period in 2010 primarily due to the higher number of vessels operated in 2011. During the three month period ended March 31, 2011 the five vessels comprising our fleet were under operation for the whole period whereas in the same period of 2010 one vessel was operated for the whole period and on one vessel for part of this period. In addition the working capital of the vessel owning company of the M/T Miltiadis M II for the period from January 1, 2010 through March 30, 2010 when the vessel was operated as part of Capital Maritime fleet were retained by Capital Maritime.
Net Cash Used in Investing Activities
     Cash is used primarily for vessel acquisitions and changes in net cash used in investing activities are primarily due to the number of vessels acquired in the relevant period. We expect to rely primarily upon external and internal financing sources, including bank borrowings and the issuance of debt and equity securities as well as cash in order to fund any future vessels acquisitions or expansion and investment capital expenditures.
     For the three month period ended March 31, 2011, there were no investing activities.
     For the three month period ended March 31, 2010, net cash used in investing activities of $184.6 was comprised of:
o	$94.0 million representing part of the construction cost of $96.5 million plus initial expenses of the M/T Alexander the Great;

o	$19.3 million representing advances paid for the construction of the M/T Achilleas; and

o	$71.3 million representing the acquisition cost of the M/T Miltiadis M II from Capital Maritime.
Net Cash Provided by Financing Activities
     Net cash used in financing activities amounted to $4.8 million for the three month period ended March 31, 2011, as compared to net cash provided by financing activities of $277.4 million for the three month period ended March 31, 2010.
     For the three month period ended March 31, 2011, we paid dividends of $4.8 million to our shareholders.

     For the three month period ended March 31, 2010, we successfully completed our IPO receiving proceeds of $278.5 million after the deduction of the underwriters’ commissions and including proceeds of $40.0 million from the capital contribution made by Crude Carriers Investment Corp. Total expenses paid in connection with our IPO during the three month period ended March 31, 2010 amounted to $0.3 million.
     Repayment of related party-debt for the three month period ended March 31, 2010 amounted to $0.8 million reflecting principal repayments of the debt of the M/T Miltiadis M II made by Capital Maritime at the time that the vessel was operated as part of its fleet.
Borrowings
     Our long-term third party borrowings are reflected in our balance sheet as “Long-term debt” and as current liabilities in “Current portion of long-term debt.” As of March 31, 2011 and December 31, 2010, long term debt amounted to $120.1 and $124.9 million respectively. As of March 31, 2011 and December 31, 2010 the current portion of long term debt was $14.5 and $9.7 million respectively.
     Revolving Credit Facilities
     On March 31, 2010, the Company entered into a loan agreement with Nordea Bank Finland PLC, London branch, for a $100 million revolving credit facility. On April 22, 2010, the Company replaced the $100 million facility with a facility of $150 million, by increasing the commitment amount by $50.0 million. Of the $150 million, it was agreed that an amount of up to $140 million (the “Acquisition facility”) could be used to finance the acquisition of crude oil carriers and an amount of up to $10 million (the “Working Capital facility”) could be used for general corporate purposes. On June 2 and June 22, 2010 the Company drew the amounts of $59.58 million and $75 million from the Acquisition facility in order to partially finance the acquisition of the M/T Aias and the M/T Achilleas, respectively. On September 30, 2010, the Company amended and restated its revolving credit facility to increase its borrowing capacity from $150 million to $200 million. The Company also has the option to convert the revolving credit facility into a term loan facility twelve months following any drawdown. If the revolving credit facility is converted into a term loan, the repayment schedule will be based on a nine-year amortization profile (for the calculation of the quarterly installments) but with the final payment due in March 2015. The amortization of any outstanding amounts under our revolving credit facility is expected to start in September 2011. The Company on May 17, 2011 exercised this option and converted the two advances of its revolving credit facility into a term loan. As a result of this conversion the margin of the credit facility increased to 3.25% from 3% upon the one year anniversary of the advances drawdown. The loan commitment fees are calculated at 1% per annum on any undrawn amount and are paid quarterly.
     As of March 31, 2011 and December 31, 2010, we had for both periods $65.4 million in undrawn amounts under our revolving credit facility.
     Loan interest expense for the three month period ended March 31, 2011 was $1.1 million. The weighted average interest rate as of March 31, 2011 and December 31, 2010 was 3.27% and 3.29%, respectively.
     Borrowings under our revolving credit facility are jointly and severally secured by the vessel-owning companies of the collateral vessels. The credit facility also contains customary ship finance covenants, including restrictions as to changes in management and ownership of the mortgaged vessels, the incurrence of additional indebtedness and the mortgaging of vessels. We also may not be able to pay dividends to our shareholders if we are not in compliance with certain financial covenants and ratios described below or upon the occurrence of an event of default or if the aggregate market value of our collateralized vessels is less than 160% of the aggregate amount outstanding under the facility. This percentage was increased to 180% of the aggregate outstanding principal amount upon the conversion of the two advances of the facility to a term loan.
     In addition to the above, our revolving credit facility requires us to maintain minimum free consolidated liquidity of at least $1.0 million per collateralized vessel, maintain a ratio of EBITDA to net interest expense of at least 3.00 to 1.00 on a trailing four-quarter basis and maintain a ratio of Stockholders’ Equity to total assets of no less than 30:100.
     As of March 31, 2011 and December 31, 2010 we were in compliance with all financial debt covenants.
     As a result of the conversion of the two advances of the company’s credit facility, the repayments to be made under this credit facility subsequent to March 31, 2011 are as follows:

For the twelve month period	Bank loans repayment schedule
ended March 31,	i	ii	Total
2012	7,448	7,031	14,479
2013	9,930	9,375	19,305
2014	9,930	9,375	19,305
2015	32,272	49,219	81,491
Total	$59,580	$75,000	$134,580

     Our ability to comply with the covenants and restrictions contained in our revolving credit facility and any other debt instruments we may enter into in the future may be affected by events beyond our control, including prevailing economic, financial and industry conditions, including interest rate developments, changes in the funding costs of our banks and changes in asset valuations. If market or other economic conditions deteriorate, our ability to comply with these covenants may be impaired. If we are in breach of any of the restrictions, covenants, ratios or tests in our revolving credit facility, a significant portion of our obligations may become immediately due and payable, and our lenders’ commitment to make further loans to us may terminate. We may not have, or be able to obtain, sufficient funds to make these accelerated payments. In addition, obligations under our revolving credit facility are secured by our vessels, and if we are unable to repay debt under the credit facilities, the lenders could seek to foreclose on those assets.
     Furthermore, any contemplated vessel acquisitions will have to be at levels that do not impair the required ratios set out above. The recent global economic downturn has had an adverse effect on tanker asset values which is likely to persist if the economic slowdown resumes. If the estimated asset values of the vessels in our fleet continue to decrease, such decreases may limit the amounts we can drawdown under our credit facilities to purchase additional vessels and our ability to expand our fleet. In addition, we may be obligated to pre-pay part of our outstanding debt in order to remain in compliance with the relevant covenants in our credit facilities. A decline in the market value of our vessels could also lead to a default under any prospective credit facility to which we become a party, affect our ability to refinance our credit facilities and/or limit our ability to obtain additional financing.
Off-Balance Sheet Arrangements
     As of the date of this Annual Report, we have not entered into any off-balance sheet arrangements.
Critical Accounting Policies
     A discussion of our significant accounting policies is included in Note 2 in the Company’s Annual Report on Form 20-F for the year ended December 31, 2010.
Changes in Accounting Policies
There have been no changes to our accounting policies in the three-month period ended March 31, 2011.

CRUDE CARRIERS CORP.

CRUDE CARRIERS CORP.
UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS
(In thousands of United States Dollars, except number of shares and par value per share)

	As of	As of
	March 31, 2011	December 31, 2010

ASSETS
Current assets
Cash and cash equivalents	$11,244	$10,925
Trade accounts receivable	4,366	5,722
Prepayments and other assets	526	453
Inventories	2,432	1,630

Total current assets	18,568	18,730

Fixed assets
Vessels, net (Note 4)	388,964	392,969

Total fixed assets	388,964	392,969
Other non-current assets
Deferred charges, net	1,531	1,598
Restricted cash	5,000	5,000

Total non-current assets	395,495	399,567

TOTAL ASSETS	$414,063	$418,297

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities
Current portion of long term debt (Note 5)	$14,479	$9,652
Trade accounts payable	3,140	1,726
Due to related parties (Note 3)	1,451	2,333
Accrued liabilities	2,003	2,038

Total current liabilities	21,073	15,749

Long-term liabilities
Long term debt (Note 5)	120,101	124,928

Total long-term liabilities	120,101	124,928

Total liabilities	141,174	140,677

Commitments and contingencies (Note 10)
Stockholders’ equity (Note 7)
Common stock (par value $0.0001 per share: 1 billion shares authorized; 13,899,400 and 13,894,400 issued and outstanding at March 31, 2011 and December 31, 2010, respectively.)	2	2
Class B stock (par value $0.0001 per share: 100 million shares authorized; 2,105,263 issued and outstanding at March 31, 2011 and December 31, 2010) (Note 7).	—	—
Additional paid-in capital.	281,329	280,793
Accumulated deficit	(8,442)	(3,175)

Total stockholder’s equity	272,889	277,620

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	$414,063	$418,297

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

CRUDE CARRIERS CORP.
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(In thousands of United States Dollars, except number of shares and earnings per share)

	For the three month period
	ended March 31,
	2011	2010
Revenues	$12,831	$7,620
Expenses:
Voyage expenses	2,256	3,447
Voyage expenses- related party (Note 3)	161	7
Vessel operating expenses	3,559	852
Vessel operating expenses -related party (Note 3)	384	140
General and administrative expenses	1,616	39
Vessel depreciation (Note 4)	4,005	899
Operating income	$850	$2,236
Other income (expense), net:
Interest expense and finance cost	(1,347)	(113)
Interest and other income	30	200
Total other (expense) / income, net	(1,317)	87
Net (loss) / income	$(467)	$2,323
Net (loss) / income per share (basic and diluted) (Note 9):	$(0.03)	$0.53
Weighted-average number of shares
Common shares (basic and diluted)	13,500,000	2,250,000
Class B shares (basic and diluted)	2,105,263	2,105,263
Total shares (basic and diluted)	15,605,263	4,355,263
The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

CRUDE CARRIERS CORP.
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY
(In thousands of United States Dollars, except number of shares)

		Common Stock		Class B Stock		Additional		Total
	Comprehensive	Number of		Number of	Par	paid-in	Retained	Stockholder’s
	Income	Shares	Par Value	Shares	Value	capital	Earnings	Equity

Balance at January 1, 2010		—	$—	2,105,263	$—	$18,500	$28,360	$46,860

Net income	2,323						2,323	2,323
Additional paid-in capital of the contributed company retained by CMTC		—	—	—		(18,500)	—	(18,500)
Distribution of the contributed Company’s retained earnings to CMTC as of March 30, 2010		—	—	—	—	—	(30,429)	(30,429)

Issuance of 13,500,000 common shares (Note 7)		13,500,000	2	—	—	237,801	—	237,803
Issuance of 2,105,263 Class B shares to Crude Carriers Investment Inc (Note 7)		—	—	—	—	40,000	—	40,000
Difference of net book value of the M/T Miltiadis M II over the cash consideration paid to CMTC (Note 7)		—	—	—	—	4,158	—	4,158
Purchase commission payable to CMTC (Notes 3, 7)		—	—	—	—	(965)	—	(965)

Comprehensive income	2,323

Balance at March 31, 2010	—	13,500,000	$2	2,105,263	—	$280,994	$254	$281,250

Balance at January 1, 2011		13,894,400	$2	2,105,263	$—	$280,793	$(3,175)	$277,620

Net loss	(467)						(467)	(467)

Dividends of $0.30 per share declared and paid.		—	—	—	—	—	(4,800)	(4,800)
Issuance of additional common stock according to the Company’s equity incentive plan (Note 8)		5,000	—	—	—	—	—	—

Share based compensation expense (Note 8)		—	—	—	—	536	—	536

Comprehensive income	(467)

Balance at March 31, 2011	—	13,899,400	$2	2,105,263	—	$281,329	$(8,442)	$272,889

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

CRUDE CARRIERS CORP.
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands of United States Dollars)

	For the three months period
	ended March 31,
	2011	2010
Cash flows from operating activities:
Net (loss) / income	$(467)	2,323
Adjustments to reconcile net (loss) / income to net cash provided by operating activities:
Vessel depreciation	4,005	899
Amortization of deferred charges	67	3
Share based compensation expense (Note 8)	536	—
Changes in operating assets and liabilities:
Trade accounts receivable	1,356	(2,051)
Due from related parties	—	1,878
Prepayments and other assets	(73)	(383)
Inventories	(802)	(1,685)
Trade accounts payable	1,414	107
Due to related parties	(882)	(1,063)
Accrued liabilities	(35)	514
Net cash provided by operating activities	5,119	542
Cash flow for investing activities:
Vessels’ acquisition	—	(184,574)
Net cash used in investing activities	—	(184,574)
Cash flows from financing activities:
Offering proceeds	—	278,545
Offering expenses paid	—	(335)
Payment of advances from related party	—	(27)
Repayments of related party debt	—	(791)
Dividends paid	(4,800)	—
Net cash (used in)/provided by financing activities	(4,800)	277,392

Net increase in cash and cash equivalents	319	93,360
Cash and cash equivalents at beginning of the period	10,925	1
Cash and cash equivalents at end of period	$11,244	93,361
Supplemental Cash Flow Information
Cash paid for interest	$1,471	$142
Non Cash Investing and Financing activities
Net liabilities assumed by CMTC upon contribution of vessel to the Company (Note 6)	—	56,908
Difference of net book value of the M/T Miltiadis M II over the cash consideration paid to CMTC	—	4,158
Capital expenditures included in liabilities at the end of the period.	—	3,122
Offering expenses not paid	—	380
Unpaid purchase commissions	—	965
The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

CRUDE CARRIERS CORP.
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of United States Dollars, except number of shares)
1. Basis of Presentation and General Information
Crude Carriers Corp. (the “Company” or “CRU”) was formed on October 29, 2009, under the laws of the Republic of The Marshall Islands, as a wholly owned subsidiary of Crude Carriers Investments Corp. (“CCI”).
The Company’s purpose is to acquire and operate a fleet of crude tankers that transport mainly crude oil and fuel oil along worldwide shipping routes. The Company focuses on the spot market, including all types of spot market-related engagements such as single voyage or short-term time charters, but retains the ability to evaluate and enter into longer-term period charters, including time and bareboat charters.
The accompanying unaudited condensed consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States (“U.S. GAAP”) for interim financial information. Accordingly, they do not include all the information and notes required by U.S. GAAP for complete financial statements. These unaudited condensed consolidated financial statements and the accompanying notes should be read in conjunction with the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2010, filed with the U.S. Securities and Exchange Commission (the “SEC”) on April 18, 2011.
These unaudited condensed consolidated financial statements have been prepared on the same basis as the annual financial statements and, in the opinion of management, reflect all adjustments, which include only normal recurring adjustments considered necessary for a fair presentation of the Company’s financial position, results of operations and cash flows for the periods presented. Operating results for the three-month period ended March 31, 2011 are not necessarily indicative of the results that might be expected for the fiscal year ending December 31, 2011.
2. Significant Accounting Policies
A discussion of the Company’s significant accounting policies can be found in the Company’s Consolidated Financial Statements included in the Annual Report on Form 20-F for the year ended December 31, 2010 (the “Consolidated Financial Statements for the year ended December 31, 2010”). There have been no changes to these policies in the three-month period ended March 31, 2011.

CRUDE CARRIERS CORP.
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of United States Dollars)
3. Transactions with Related Parties
Since March 17, 2010, the Company and its subsidiaries have related-party transactions with Capital Ship Management Corp. (the “Manager”), that provides management services to the Company such as commercial, technical, administrative, investor relations and strategic services.
Commercial services primarily involve vessel chartering and vessel sale and purchase. For the commercial services the Company pays to the Manager a fee equal to 1.25% of all gross revenues and 1% sale and purchase fee of the gross purchase or sale price of each vessel. Total management fee charged by the Manager in relation to the commercial fee of 1.25% for the three months period ended March 31, 2011 and for the period from March 17, 2010 to March 31, 2010 amounted to $161 and $7 respectively and is included in “Voyage expenses — related party” in the unaudited condensed consolidated statements of operations. As of March 30, 2010 the sales and purchase fee of 1% on gross acquisition price of the M/T Alexander the Great amounted to $965 was due to the Manager and was recorded as a reduction to the Company’s Stockholders’ Equity (Note 7).
Technical services primarily include vessel operation, maintenance, obtaining appropriate insurance, regulatory, vetting and classification society compliance, purchasing and crewing. For the technical services the Company pays to the Manager a fee of $0.9 per day per vessel. For the three months period ended March 31, 2011 and for the period from March 17, 2010 to March 31, 2010 total management fee charged by the Manager for technical services amounting to $384 and $6 respectively and is included in “Vessel operating expenses — related party” in the unaudited condensed consolidated statements of operations. For the period from January 1, 2010 through March 30, 2010, the line item “Vessel operating expenses — related party” in the unaudited condensed consolidated statements of operations reflect management fees of $134 which were paid to Capital Maritime and Trading Corp. (“CMTC”) by the vessel owning company of the M/T Miltiadis M II while it was operated as part of CMTC’s fleet. During this period prior to the successful closing of the Company’s initial public offering, both CMTC and the vessel owning company of the M/T Miltiadis M II were under common control.
Pursuant to the management agreement the Company reimburses the Manager for all of its direct and indirect costs, expenses and liabilities incurred in providing services to the Company, including, but not limited to, employment costs for any personnel of the Manager for time spent on matters related to providing services to the Company. The Company also reimburses to the Manager all the payments that the Manager makes on behalf of the Company. Total fees charged by the Manager in relation to the administrative services agreement for the three months period ended March 31, 2011 and for the period from March 17, 2010 to March 31, 2010 were $95 and $0 respectively and are included in “General and administrative expenses” in the unaudited condensed consolidated statements of operations.

CRUDE CARRIERS CORP.
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of United States Dollars)
3. Transactions with Related Parties — Continued
The vessel owning company of the M/T Miltiadis M II had related party transactions with CMTC and its subsidiaries including the Manager before its acquisition by the Company on March 30, 2010 mainly for the following reasons:
•	Capital contribution from CMTC;

•	Loan agreements that CMTC entered into, acting as the borrower, for the financing of the acquisition of the M/T Miltiadis M II;

•	Manager payments on behalf of the vessel owning company and hire receipts from charterers;

•	Management agreement for providing services such as chartering, technical support and maintenance, insurance, consulting, financial and accounting services with different terms and conditions than the management agreement that CRU entered into with CMTC upon the closing of the Offering; and

•	Funds advanced to and received from entities with common ownership.
Balances with related parties consisted of the following:

	As of	As of
	March 31, 2011	December 31, 2010

Due to Related Parties:
CMTC — payments on behalf of CRU and other (a)	$1,451	$2,333

Total due to related parties	$1,451	$2,333

Statement of operations includes the following transaction with related parties:

	For the three month periods
	ended March 31,
	2011	2010
Voyage expenses	$161	$7
Operating expenses	384	140
General and administrative (b)	451	3
Interest and finance cost (c)	—	108
(a)	CMTC — payments on behalf of CRU: The amount outstanding as of March 31, 2011 and 2010 represents payments to the Manager on behalf of CRU and management fees.

(b)	General and administrative expenses: include consultancy fees and employment costs for consultants and personnel of the Manager and its affiliates

CRUDE CARRIERS CORP.
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of United States Dollars)
3. Transactions with Related Parties — Continued
(c)	CMTC Loan: Interest expense for the related-party loan for the period from January 1, 2010 through March 30, 2010 amounted to $108.
On March 31, 2010 the balance of the related party loan for the M/T Miltiadis M II amounting to $31,669 was fully repaid by CMTC.
4. Vessels
An analysis of vessels, net is as follows:

	As of	As of
	March 31, 2011	December 31, 2010

Cost:
Vessel cost	416,593	416,593
Less: accumulated depreciation	(27,629)	(23,624)

Vessels, net	$388,964	$392,969

All of the Company’s vessels as of March 31, 2011 have been provided as collateral to secure the Company’s credit facility (Note 5).
5. Long Term Debt
Long-term debt consists of the following:

		Vessels	As of March 31,	As of December 31,
	Bank Loans	Acquired	2011	2010
(i)	Issued on June 2, 2010 maturing in March 2015	M/T Aias	$59,580	$59,580
(ii)	Issued on June 22, 2010 maturing in March 2015	M/T Achilleas	$75,000	$75,000

	Total		$134,580	$134,580

	Less: Current portion		(14,479)	(9,652)

	Long-term portion		$120,101	$124,928

CRUDE CARRIERS CORP.
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of United States Dollars)
5. Long Term Debt -Continued
On March 31, 2010 the Company entered into a loan agreement with Nordea Bank Finland PLC, London branch for a $100,000 revolving credit facility. On April 22, 2010 the Company replaced the loan agreement of $100,000 with a revolving credit facility of $150,000 by increasing the commitment amount by $50,000. Of the $150,000 an amount of up to $140,000 (the “Acquisition facility”) can be used to finance the acquisition of crude oil carriers and an amount of up to $10,000 (the “Working Capital facility”) can be used for general corporate services. On June 2, 2010 and June 22, 2010 the Company drew from the Acquisition facility the amounts of $59,580 and $75,000 in order to partially finance the acquisition of the M/T Aias and the M/T Achilleas, respectively. On September 30, 2010 the Company amended and restated its revolving credit facility to increase its borrowing capacity from $150,000 to $200,000 of which the amount which can be used for general corporate services remained unchanged at $10,000. Furthermore in accordance with the amendment dated September 30, 2010, the Company has the option to convert the revolving credit facility into a term loan facility twelve months following any drawn down. On May 17, 2011 the Company exercised this option and converted the two advances of the revolving credit facility into a term loan. The repayment schedule of this term loan is based on a nine year amortization profile with final payment due in March 2015, the termination date. The amortization of any outstanding amount under this credit facility is expected to start in September 2011. As a result of this conversion the margin of the credit facility will increased to 3.25% from 3% upon the one year anniversary of the advances drawdown The loan commitment fees are calculated at 1% per annum on any undrawn amount and are paid quarterly.
The loan commitment fees are calculated at 1% per annum on any undrawn amount and are paid quarterly.
As of March 31, 2011 and December 31, 2010 the amount of $65,420 of the Company’s revolving credit facility had not been drawn down. Loan interest expense for the three month period ended March 31, amounted to $1,100. The weighted average interest rates as of March 31, 2011 and December 31, 2010, were 3.27% and 3.29%, respectively.

As of March 31, 2011 and December 31, 2010 the Company was in compliance with all financial covenants.
Repayments to be made under the Company’s credit facility subsequent to March 31, 2011 are as follows:

	Bank loans repayment schedule
For the twelve month period ended March 31,	i	ii	Total
2012	7,448	7,031	14,479
2013	9,930	9,375	19,305
2014	9,930	9,375	19,305
2015	32,272	49,219	81,491
Total	$59,580	$75,000	$134,580

CRUDE CARRIERS CORP.
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of United States Dollars)
6. Cash Flow
The following assets and liabilities were included in the balance sheet of the vessel owning company of the MT Miltiadis M II, however, these amounts were retained by CMTC on March 30, 2010 when the shares of the vessel-owning company of the M/T Miltiadis M II were transferred from CMTC to the Company. The unaudited condensed consolidated statement of cash flow for the three month period ended March 31, 2010 is adjusted accordingly to exclude the following assets and liabilities as they did not result in cash inflows or outflows in the unaudited condensed consolidated financial statements of the Company:

Period ended
March 30, 2010
Cash and cash equivalents	$—
Trade receivables	2,741
Prepayments and other assets	153
Inventories	1,255
Deferred charges	50

Total assets	4,199

Trade accounts payable	1,191
Due to related parties	27,768
Accrued liabilities	479
Borrowings	31,669

Total liabilities	61,107

Net liabilities assumed by CMTC upon contribution to the Company	56,908

CRUDE CARRIERS CORP.
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of United States Dollars, except number of shares and earnings per share and par value per share)
7. Stockholder’s Equity
The Company was formed on October 29, 2009. The initial authorized capital stock of the Company consisted of 100 shares of capital stock, par value $1.00 per share, all of which had been issued to CCI. On March 1, 2010, the Company adopted an amendment and restatement to the articles of incorporation. According to this amendment, the Company changed the par value of its Common Stock to US$0.0001 and restated its authorized capital to 1,000,000,000 shares of Common Stock, par value US$0.0001 per share, 100,000,000 shares of Class B Stock, par value US$0.0001 per share, and 100,000,000 shares of preferred stock, par value US$0.0001 per share. The Company’s initial capital stock of 100 shares issued and outstanding remained outstanding until the closing of the Company’s offering on March 17, 2010 at which time it was surrendered. Upon the completion of the Offering the Company’s Stock consisted of 13,500,000 Common shares and 2,105,263 Class B shares.
As of March 31, 2011 the Company’s Stock consisted of 13,899,400 common shares, including 399,400 Common shares which were issued under the Company’s Equity Incentive Plan and 2,105,263 Class B shares.
Stockholders’ Equity in the unaudited condensed consolidated Statement of Stockholders’ equity for the three months period ended March 31, 2011 reflects:
•	Net loss of $467;

•	Dividend distribution of $4,800.

•	Additional issuance of common stock according to the Company’s equity incentive awards (Note 8); and

•	Share based compensation expense of $536.
Stockholders’ Equity in the unaudited condensed consolidated Statement of Stockholders’ equity for the three months period ended March 31, 2010 reflects:
•	Capital contribution made by CMTC for the acquisition of the M/T Miltiadis M II in 2006 amounting to $18,500 which was retained by CMTC upon the completion of the Offering in March 2010;

•	A reduction of $30,429 that represents the cumulative earnings of the M/T Miltiadis M II retained by CMTC upon the vessel’s transfer to the Company;

•	Net proceeds of $277,799 from the Company’s Offering in NYSE on March 17, 2010 and the contribution of $40,000 by CCI;

•	Difference of $4,158 between the net book value of the M/T Miltiadis M II over the cash consideration paid to CMTC for the acquisition of the shares of the vessel owning company by the Company;

•	Net income of $2,323; and

•	Sale and Purchase commission of $965 on the gross acquisition price of the M/T Alexander the Great.

CRUDE CARRIERS CORP.
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of United States Dollars, except number of shares and earnings per share)
8. Equity Incentive Plan
On March 1, 2010 the Company adopted an equity incentive plan. The purpose of this equity incentive plan is to promote the interests of the Company, and its stockholders by providing incentive compensation as a way to (a) attract and retain exceptional directors, officers, employees and consultants (including prospective directors, officers, employees and consultants), and (b) enable such persons to participate in the long-term growth and financial success of the Company in which the Company’s affiliates’ employees, directors and consultants will be eligible to participate. Members of the board of directors are considered to be employees (the “Employees”) of the Company while employees of the Company’s affiliates’ and other eligible persons under the plan are not considered to be employees of the Company (the “Non — Employees”). The plan provides for the award of restricted stock, restricted stock units, stock options, non-qualified stock options, stock appreciation rights and other stock or cash-based awards. On August 31, 2010 and March 16, 2011 the Board awarded 200,000 and 5,000 unvested shares, respectively to the Company’s Employees. On August 31, 2010 the Board also awarded 194,400 unvested shares to the Company’s Non-Employees. Awards granted to independent directors and the chairman of the board of the Company are considered to be awards to Company’s Employees and will vest in three equal annual installments. The awards to the Non Employees will vest on August 31, 2013.
As of March 31, 2011 all of the awards granted were unvested. There were no forfeitures of awards during the three month period ended March 31, 2011 or for the year ended December 31, 2010. The Company estimates the forfeitures of unvested shares to be immaterial. The Company will, however, re-evaluate the reasonableness of its assumption at each reporting period. As of March 31, 2011, 600 shares remained unissued under the current equity incentive plan.
All unvested shares are conditional upon the grantee’s continued service as a director or employee of the Company’s affiliates’ until the applicable vesting date. The unvested shares will accrue dividends as declared and paid which will be retained by the custodian of the Plan until the shares vest at which time they are payable to the grantee. As of March 31, 2011 the unvested shares accrued dividends of $197. As unvested share grantees accrue dividends on awards that are expected to vest, such dividends are charged to the Stockholder’s Equity.

	Employee share based		Non-Employee share based
	compensation		compensation
		Grant-date fair		Award-date fair
Unvested Shares	Shares	value	Shares	value

Unvested on January 1, 2011	200,000	$3,616	194,400	$3,515
Granted	5,000	$73	—	—
Vested	—	—	—	—
Forfeited	—	—	—	—

Unvested on March 31, 2011	205,000	$3,689	194,400	$3,515

For the three month period ended March 31, 2011 the share based compensation expense was $298 for the Employees awards and $238 for the Non-Employees awards. As of March 31, 2011, there was $2,988 of total unrecognized compensation cost related to Employees unvested share based compensation arrangements granted under the Plan based on the grant date share price of $18.1 on August 31, 2010 used for the valuation of the unvested shares awarded to Employees. That cost is expected to be recognized over a period of 2.4 years.

CRUDE CARRIERS CORP.
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of United States Dollars, except number of shares and earnings per share)
8. Equity Incentive Plan — Continued
As of March 31, 2011, there was $2,334 of total unrecognized compensation cost related to Non-Employees unvested share based compensation arrangements granted under the Plan based on the closing share price of $15.11 on March 31, 2011 used for the valuation of the shares awarded to Non-Employees. That cost is expected to be recognized over a period of 2.4 years. The Company has used the straight-line method to recognize the cost of the awards.
9. Net income per share
The Company excluded the 399,400 unvested share awards in calculating diluted EPS for its shareholders as of March 31, 2011, as they were anti-dilutive. The unvested shares are participating securities because they receive distributions from the Company and these distributions do not have to be returned to the Company if the unvested shares are forfeited by the grantee. However, nonvested, participating common shares do not have a contractual obligation to share in the losses and were, therefore, excluded from the basic loss per share calculation for the three months period ended March 31, 2011 due to the loss.
The Company calculates basic and diluted earnings per share as follows:

	For the three months period
	ended March 31,
	2011	2010

Numerators
Net (loss) / income available to common and class B shareholders	$(467)	$2,323

Denominators
Weighted average number of common and class B shares outstanding — basic and diluted	15,605,263	4,355,263
Net (loss) / income per share:
Basic and diluted	$(0.03)	$0.53
The Company considers the issuance of Class B shares (Note 7) as an equity recapitalization and used the number of Class B shares of 2,105,263 to calculate net income per share for the period from January 1, 2010 to March 16, 2010.

CRUDE CARRIERS CORP.
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of United States Dollars, except number of shares and earnings per share)
10. Commitments and Contingencies
Various claims, suits, and complaints, including those involving government regulations and product liability, arise in the ordinary course of the shipping business. In addition, losses may arise from disputes with charterers, agents, insurance and other claims with suppliers relating to the operations of the Company’s vessels. The Company is not aware of any such claims or contingent liabilities, which should be disclosed, or for which a provision should be established in the unaudited condensed consolidated financial statements.
The Company accrues for the cost of environmental liabilities when management becomes aware that a liability is probable and is able to reasonably estimate the probable exposure. Currently, the Company is not aware of any such claims or contingent liabilities, which should be disclosed, or for which a provision should be established in the unaudited consolidated financial statements.
11. Subsequent Events
(a)	Dividends: On May 9, 2011 the Company’s board of directors declared a dividend of $0.25 per share which was paid on June 1, 2011 to share holders of record on May 23, 2010.
(b)	Merger Agreement: On May 5, 2011 the Company entered into a definitive agreement to merge with Capital Product Partners L.P. (“CPP”) , a company which was incorporated in 2007 under the laws of the Marshall Islands in a unit for share transaction, as described in the Company’s current report on Form 6-K furnished to the SEC on May 5, 2011,. The Company’s management team, Evangelos Marinakis, Chairman of the Board and CEO, Ioannis Lazaridis, President, Gerasimos Kalogiratos, CFO, and Crude Carriers Investments Corp., holder of all of Crude’s Class B Common Stock, entered into a support agreement pursuant to which they agreed to vote their shares in favor of the transaction. CPP will be the surviving entity in the merger and will continue to be structured as a master limited partnership.